UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
Press release "Syngenta Executive Committee appointments"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

syngenta

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta Executive Committee appointments

Basel, Switzerland, 25 June 2002

Dr. David Evans, Head of Research and Technology, is to retire on March 31, 2003.

Dr. David Lawrence, currently Head of Research, is appointed to the Executive Committee, as Head of Research and Technology with effect from September 1, 2002.

John Elias, Head of Human Resources, is also appointed to the Executive Committee effective September 1, 2002.

Biographies

- **David Lawrence** – BA Chemistry, University of Oxford (1971); D.Phil. Chemical Pharmacology, University of Oxford (1974); Joined ICI in 1974:Team Leader Scientist in Biochemistry and Chemistry (1974); Manager Biochemistry Section at Jealott's Hill, UK (1986); Head Exploratory Plant Sciences (1992); Head of Research & Development Projects (1999); Head of Research, Syngenta (2001)
- **John Elias** – BA Psychology, Liverpool University (1972); International Personnel Director, Fisher Controls (1984); Personnel Director UK/Scandinavia, Monsanto (1986); General Manager, North Wales, Monsanto (1989); Director, Human Resources Development, The BOC Group Plc (1993); Group Director, HR, The BOC Group Plc (1998); Head of Human Resources Syngenta (2001)

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately US $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at www.syngenta.com.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________
Name: Tymon Sartorius
Title: Corporate Counsel

By: ______________________
Name: Damian Heller
Title: Company Secretary

Date: June 24, 2002